PROSPECTUS

111,237 Shares

Regency Centers Corporation

Dividend Reinvestment and Stock Purchase Plan

Common Stock

        Regency Centers Corporation, a Florida-based fully-integrated, self-administered and self-managed real estate investment trust, is a leading national owner, operator and developer of high quality grocery-anchored neighborhood and community shopping centers. Our Dividend Reinvestment and Stock Purchase Plan provides holders of record of shares of our common stock, $0.01 par value, with a simple and convenient method of investing in additional shares of common stock without any brokerage commissions, service charges or other expenses. Funds invested under the plan will be used to purchase additional shares of common stock at prevailing market prices. These shares ordinarily will be original issue shares purchased directly from us; however, from time to time we may elect to have stock purchases under the plan effected in the open market or in negotiated transactions with third parties if circumstances make it advantageous to do so.

        The plan is administered by American Stock Transfer & Trust Company, or any successor bank or trust company that we may designate.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 31, 2007.

TABLE OF CONTENTS

Page

Available Information	1
Incorporation of Certain Documents by Reference	1
Regency Centers	1
The Plan	2
Purpose, Options and Advantages	3
Administration	3
Eligibility	3
Participation	4
Optional Cash Payments	5
Purchases	6
Reports to Participants	7
Certificates for Shares	7
Withdrawal From the Plan	7
Termination of Participation in the Plan	8
Sale of Shares of Common Stock	8
Costs	9
Voting of Shares Held Under the Plan	9
Tax Consequences	9
Other Information	10
Use of Proceeds	11
Experts	11
Legal Matters	11

AVAILABLE INFORMATION

        We file annual, quarterly and current reports, proxy and information statements, and other information with the SEC. Additional information about us and the common stock offered by this prospectus is contained in the registration statement (of which this prospectus forms a part) which we have filed with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as Regency, that file electronically with the SEC. The address of that site is http://www.sec.gov. We maintain an Internet site that contains information about us. The address of that site is http://www.regencycenters.com. Information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE

        This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the end of this offering:

1.	Our annual report on Form 10-K for the year ended December 31, 2006;

2.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007;

3.	Our current report on Form 8-K filed on February 15, 2007; and

4.	The description of common stock contained in our registration statement on Form 8-A filed with the SEC on August 30, 1993, and declared effective on October 29, 1993, including portions of our registration statement on Form S-11 (Registration No. 33-67258) incorporated by reference therein.

        We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any document described above that has been incorporated in this prospectus by reference and not delivered with this prospectus, other than exhibits to such document referred to above unless such exhibits have been specifically incorporated by reference in this prospectus. Requests should be directed to:

Ms. Diane Ortolano Shareholder Communications Regency Centers Corporation One Independent Drive, Suite 114 Jacksonville, Florida 32202 Telephone: (904)-598-7727

REGENCY CENTERS

        We are a qualified REIT which began operations in 1993. Our primary operating and investment goal is long-term growth in earnings per share and total shareholder return, which we hope to achieve by focusing on a strategy of owning, operating and developing high-quality community and neighborhood shopping centers that are tenanted by market-dominant grocers, category-leading anchors, specialty retailers and restaurants located in areas with above average household incomes and population densities.

        We own, manage, lease, acquire, and develop shopping centers through our operating partnership in which we currently own approximately 99% of the outstanding operating partnership units. Our operating, investing and financing activities are generally performed by our operating partnership, our wholly owned subsidiaries and our joint ventures with third parties.

        Our executive offices are located at One Independent Drive, Suite 114, Jacksonville, Florida 32202, and our telephone number is (904) 598-7000.

THE PLAN

        The following questions and answers set forth a detailed description of our dividend reinvestment and stock purchase plan.

PURPOSE, OPTIONS AND ADVANTAGES

1.	What is the purpose of the plan?

          The purpose of the plan is to provide holders of our common stock with a simple and convenient method of investing cash dividends and optional cash payments in additional shares of common stock at prevailing market prices without paying any brokerage commissions, service charges or other fees. As the shares of common stock normally will be newly issued shares purchased directly from us rather than existing shares purchased in the open market, the plan will allow us to raise additional funds to be used for general corporate purposes.

2.	How may eligible shareholders purchase common stock under the plan?

(a)	You may have all or a portion of the cash dividends on the common stock registered in your name reinvested automatically in additional shares of common stock at then current market prices and have the option of investing additional amounts by making optional cash payments; or

(b)	You may continue to receive cash dividends on the common stock registered in your name and make optional cash payments of not less than $50 per payment, up to a maximum of $10,000 per calendar quarter, which will be invested in additional shares of common stock at then current market prices.

3.	What are some of the advantages of the plan?

(a)	You are able to fully invest your dividends and optional cash payments (i) because you are not required to pay brokerage commissions, service charges or other fees in connection with purchases of common stock under the plan and (ii) because your account is credited with fractional as well as whole shares of common stock purchased under the plan.

(b)	Dividends on shares of common stock credited to your account are automatically reinvested in additional shares of common stock which will be credited to your account.

(c)	You avoid the need for safekeeping of stock certificates representing the plan shares credited to your account, thereby increasing protection against loss, theft or destruction. Furthermore, common stock certificates in your possession may be deposited for safekeeping (see Question 23).

(d)	Quarterly statements from the plan administrator setting forth the current balance and each transaction in your account will simplify your record keeping.

ADMINISTRATION

4.	Who administers the plan for participants?

          We have designated a plan administrator to administer the plan for participants, maintain records, send quarterly statements of account and perform other duties relating to the administration of the plan.

          All shares of common stock purchased under the plan will be registered in the name of the plan administrator or one of its nominees as your agent. As record holder of the common stock held in your plan account, the plan administrator will receive dividends on all common stock held by it on the dividend record date and will automatically reinvest such dividends in additional shares of common stock for your account. The plan administrator will hold the shares purchased until you terminate your participation in the plan (see Questions 26-27) or you withdraw your shares from the plan (see Question 25).

          You should address all inquiries, notices and requests to the plan administrator as follows:

American Stock Transfer & Trust Company P.O. Box 922 Wall Street Station New York, NY 10269-0560 Telephone: 1-866-673-8055

          You should mention your account number in any correspondence with the plan administrator.

          Transaction processing may also be done via the internet at www.amstock.com or via the plan administrator’s inter-active voice response phone system toll-free at 1-866-673-8055.

          Generally, open market purchases and sales of common stock made by the plan administrator under the plan will be effected through a broker affiliated with the plan administrator, which will be reimbursed for its costs in making purchases or sales but will not make a profit on such transactions.

          The plan administrator may resign as administrator of the plan at any time in which case we will appoint a successor administrator. In addition, we may replace the plan administrator with a successor administrator at any time.

ELIGIBILITY

5.	Who is eligible to participate in the plan?

          You are eligible to participate in the plan if you are a holder of record of shares of our common stock. If stock is registered in a name other than your own (e.g., in the name of a broker or bank nominee) and you want to participate, you must either become a shareholder of record by having all or a part of your shares transferred to your own name, or make appropriate arrangements with the record holder for it to participate on your behalf. Nominees and trustees may charge service fees to participate in the plan on your behalf.

          We reserve the right not to accept you as a participant if you reside in a jurisdiction in which compliance with applicable securities laws as a condition of your participation would not be cost-effective under the circumstances.

          If you are a citizen or resident of a country other than the United States, its territories and possessions, you should make certain that your participation does not violate local laws governing such things as taxes, currency and exchange controls, stock registration and foreign investments.

PARTICIPATION

6.	Is participation in the plan mandatory?

          No. If you do not wish to participate in the plan you will receive cash dividends by check in the customary manner.

7.	How does an eligible shareholder enroll in the plan?

          You may enroll in the plan at any time by completing and signing an authorization form and returning it to the plan administrator at the address listed above. An authorization form and a return envelope are provided for this purpose. You may also enroll via the internet at www.amstock.com. Where the common stock is registered in more than one name (e.g., joint tenants, trustees, etc.), all registered holders must sign the authorization form. If you are not a record owner, you will need to make arrangements for the record owner to complete the authorization form or transfer shares of common stock into your own name. Additional authorization forms may be obtained at any time by writing to the plan administrator.

8.	What does the authorization form provide?

          The authorization form directs us to pay to the plan administrator all, or a portion, of the dividends on the common stock registered in your name as well as all dividends on the shares credited to your plan account. It also appoints the plan administrator as your agent and directs the plan administrator to apply your dividends and any optional cash payments you may make to the purchase of shares of our common stock.

          You may elect to invest only optional cash payments of not less than $50 per payment, up to a maximum of $10,000 per calendar quarter.

          If you sign and return an authorization form without checking the desired option, you will be deemed to have elected to reinvest all cash dividends on the common stock registered in your name.

          Regardless of which method of participation you select, all cash dividends paid on shares of common stock credited to your plan account will be reinvested automatically.

9.	When may an eligible shareholder join the plan?

          If a properly completed authorization form is received by the plan administrator at least five business days before the record date established for the payment of a particular dividend, reinvestment of dividends will begin with that dividend payment. If the authorization form is received after five business days before the record date established for a particular dividend payment, that dividend will be paid in cash and participation in the plan for the reinvestment of dividends will begin with the next succeeding dividend payment.

          Dividend payment dates have generally fallen during the last week of February, May, August and November of each year. Normally, the dividend record date precedes the dividend payment date by approximately two weeks.

10.	May I reinvest less than the full amount of my dividends?

          Yes. You may direct the plan administrator to reinvest some or all of the dividends on shares of common stock registered in your name. Cash dividends will continue to be paid on the remaining shares registered in your name by check in the customary manner.

11.	How and when can a participant change the amount of dividends to be reinvested?

          You may change your dividend reinvestment option at any time by submitting a newly executed authorization form to the plan administrator or by writing to the plan administrator (see Question 7). Any change must be received by the plan administrator at least five business days before the record date for a dividend payment to permit the new option to apply to that dividend payment.

OPTIONAL CASH PAYMENTS

12.	How does the optional cash payment feature work?

          Cash payments are entirely optional. You may make them at any time so long as any single payment is not less than $50 and your aggregate cash payments do not exceed $10,000 during any calendar quarter. The same amount need not be sent each time, and there is no obligation to make an optional cash payment in any quarter.

13.	Who is eligible to make optional cash payments?

          You are eligible to make optional cash payments without reinvesting dividends under the plan. However, all cash dividends paid on and credited to your plan account will be reinvested automatically.

14.	When will optional cash payments received by the plan administrator be invested?

          Any optional cash payment received by the plan administrator at least five business days before a dividend payment date will be applied to the purchase of shares of common stock for your account on that dividend date. Optional cash payments received after five business days before a dividend payment date will be applied to purchases of common stock on the following dividend payment date (see Question 19).

15.	How does a participant make optional cash payments?

          You may make an initial optional cash payment when enrolling in the plan by enclosing a check or money order payable to American Stock Transfer and Trust Company along with a properly completed authorization form. Once you are enrolled in the plan, optional cash payments may be made via the internet (checking or savings account required) or through the use of transaction processing forms forwarded to:

American Stock Transfer & Trust Company P.O. Box 922 Wall Street Station New York, NY 10269-0560 Telephone: 1-866-673-8055 www.amstock.com

Cash payment forms will appear on the bottom of the quarterly statements sent to you by the plan administrator.

          Optional cash payments must be in United States dollars. Do not send cash. Checks are subject to collection and collection fees and will be invested on the dividend date following collection. If your check is returned as uncollected funds, the administrator will debit any uninvested funds from your account.  If the funds have been invested then the administrator reserves the right to sell the shares that have been purchased and apply the sales proceeds to the returned check.  However, if the sale of the shares purchased is not sufficient to cover the returned check amount the administrator reserves the right to sell additional shares from your account to satisfy the returned check.  Also, the administrator will sell additional shares from your account to recover the cost of the returned check fee ($25.00 as of the date of this prospectus).

16.	Will interest be paid on optional cash payments?

          No interest will be paid on optional cash payments held by the plan administrator preceding their investment. Therefore, you should time your cash payments so that they are received by the plan administrator shortly before the fifth business day preceding a dividend payment date.

17.	When may a participant withdraw an optional cash payment?

          You may withdraw any optional cash payment by written request delivered to the plan administrator not less than two business days before the scheduled dividend payment date.

PURCHASES

18.	What is the source of common stock purchased under the plan?

          Common stock purchased for your plan account generally will be purchased by the plan administrator from us out of our authorized but unissued shares of common stock; however, we may elect from time to time to have stock purchases under the plan effected in the open market (on the New York Stock Exchange or on any securities exchange where the common stock is then traded, in the over-the-counter market or in negotiated transactions). The decision to purchase shares on the open market will take into account such factors as our equity position, general market conditions, and the relationship between the purchase price and our funds from operations.

19.	When will purchases of common stock be made under the plan?

          Purchases of our authorized but unissued shares of common stock will be made on each dividend payment date.

          Purchases on the open market will begin on the relevant dividend payment date and will be completed no later than 30 days from such date except where completion at a later date is necessary or advisable under any applicable securities laws or regulations. The exact timing of open market purchases, including (a) determining the number of shares of common stock, if any, to be purchased on any day or at any time of that day, (b) the prices paid for such common stock, (c) the markets in which such purchases are made and (d) the persons (including brokers and dealers) from or through which such purchases are made, will be determined by the plan administrator or the broker or dealer selected by it for that purpose. Neither Regency nor the plan administrator shall be liable when conditions, including observation of the rules and regulations of the SEC, prevent the purchase of common stock or interfere with the timing of such purchases. In addition, the plan administrator may purchase common stock in advance of an investment date for settlement on or after such date.

          In making purchases for your account, the plan administrator may commingle your funds with those of our other shareholders participating in the plan.

20.	At what price will purchases of common stock be made under the plan?

          Common stock will be purchased from us at a price equal to the closing price of the common stock on the relevant dividend payment date as reported in The Wall Street Journal report of New York Stock Exchange Consolidated Tape Transactions. If no trading in the common stock occurs on a dividend payment date, the purchase price will be determined as of the last trading date preceding such dividend payment date.

          The price of common stock purchased on the open market will be the weighted average price of all common stock purchased by the plan administrator on the open market for the relevant dividend payment date.

21.	How many shares of common stock will be purchased for a participant?

          The number of shares of common stock to be purchased for your account as of any dividend payment date will be equal to the total dollar amount to be invested for you divided by the applicable purchase price computed to the third decimal place.

          The amount to be invested will be reduced by any amount we are required to deduct for federal tax withholding purposes (see Question 32).

REPORTS TO PARTICIPANTS

22.	What reports will be sent to plan participants?

          The plan administrator will send you quarterly statements which will provide a record of the price of our the common stock purchased for your account during the quarter, the number of shares of common stock purchased, the date on which the common stock was purchased and the total number of shares of common stock held in your account. These statements will be in addition to the annual dividend payment report sent to you by the dividend paying agent for federal income tax purposes.

          You also will continue to receive copies of all communications sent to our shareholders.

CERTIFICATES FOR SHARES

23.	Will certificates be issued for shares of common stock purchased under the plan?

          Common stock purchased under the plan is registered in the plan administrator’s name or the name of one of its nominees as your agent. Accordingly, stock certificates will not be issued for shares of common stock credited to your account unless you request them (see Question 24). This will protect you against loss, theft, or destruction of stock certificates.

          You may take further advantage of the safekeeping features of the plan by delivering to the plan administrator certificates for shares of common stock already in your possession and in transferable form with a written request that the shares be added to your account. As of the date of this prospectus, the administrator charges a transaction fee of $7.50 for this service. You should contact the plan administrator for the proper procedure to deposit certificates.

24.	Whathappens if the participant requests a certificate for whole shares of common stock held in the account?

          Certificates for any number of whole shares of common stock held for your account will be issued in your name upon written request to the plan administrator. Certificates for fractional shares of common stock will not be issued under any circumstances. Requests for certificates will be handled by the plan administrator, normally within two business days of the request, at no charge to the participant. Any remaining whole and fractional shares of common stock will continue to be held in your account. A request for certificates for any or all of the shares in your account will not constitute a termination of participation in the plan. Termination may be effected only by the delivery to the plan administrator of a notice of termination (see Question 26).

          All dividends on the common stock for which a certificate is requested will continue to be reinvested under the plan so long as such common stock remains registered in your name or you do not terminate participation in the plan.

          Shares of common stock may not be pledged, sold or otherwise transferred while credited to your account under the plan. If you wish to pledge, sell or transfer such common stock, you must request that a stock certificate be issued in your name. (You may, however, request that shares held in the plan be sold for you in the open market. See Question 28.)

WITHDRAWAL FROM THE PLAN

25.	How do participants withdraw their shares from the plan?

          You may withdraw any or all of your whole shares of common stock from the plan at any time by notifying the plan administrator in writing or via the internet. If you request, the plan administrator will arrange for the sale of the common stock to be withdrawn (see Question 28). A request for withdrawal of any or all of your plan shares will not result in a termination of participation in the plan. Termination may be effected only by the delivery to the plan administrator of a notice of termination (see Question 26).

TERMINATION OF PARTICIPATION
IN THE PLAN

26.	How does a participant terminate participation in the plan?

          You may terminate your participation in the plan at any time.   If the notice of termination is received more than three days prior to any payment date then your account will be terminated and that dividend paid in cash.  If however, your request is received less than three days prior to a payment date, then that dividend will be reinvested and all subsequent dividends will be paid in cash on all your shares.

          When terminating your account, you may request that a stock certificate be issued for all whole shares of common stock held in the account. As soon as practicable after a notice of termination is received, the plan administrator will send to you (a) a certificate for all whole shares of common stock held in your account and (b) a check representing any uninvested dividends and optional cash payments remaining in the account. Any fractional share of common stock held in the account as of the date that the notice of termination is received will be sold. The administrator will deduct from the sale proceeds a fee that, as of the date of this prospectus, is the lesser of (1) $15.00 plus a 10 cent commission per share or (2) the amount of the sale proceeds if less than $15.00. After your account is terminated, all dividends on your common stock will be paid to you unless you re-elect to participate in the plan.

          Alternatively, when terminating your account you may request that all shares of common stock credited to your plan account be sold (see Question 28) or that part of your shares be sold and a certificate be issued for the remaining whole shares of common stock.

27.	When may a shareholder re-elect to participate in the plan?

          Generally, you may re-elect to participate in the plan at any time. However, the plan administrator reserves the right to reject any authorization form to minimize excessive withdrawing and rejoining. This reservation is intended to minimize unnecessary administrative expense and to encourage the use of the plan as a long-term shareholder investment service.

SALE OF SHARES OF COMMON STOCK

28.	May a participant request that common stock held in the plan be sold?

          Yes. You may request that all or any part of the common stock held in your plan account be sold in the open market at prevailing market prices either when you simply wish to withdraw shares from the plan (see Question 25) or when you are terminating your account (see Question 26). However, a fractional share of common stock will not be sold unless all common stock held in your account is sold. Sales may occur as often as daily, but will occur at least weekly. You will receive the proceeds of the sale less any related brokerage commission, transfer tax or other fees incurred by the plan administrator allocable to the sale of such common stock. As of the date of this prospectus, the plan administrator charges a fee of $15.00 plus 10 cents per share sold.

29.	What happens when a participant sells or transfers all of the common stock registered in the participant’s name?

          If you dispose of all of the shares which are registered in your name, you may remain a participant and may continue to make optional cash payments, in which case the plan administrator will continue to reinvest the dividends on the common stock credited to your account under the plan unless you notify the plan administrator that you wish to terminate your account. However, if fewer than ten whole shares are held in your account after you dispose of all the shares which are registered in your name, we reserve the right at any time to direct the plan administrator to issue a certificate to you for all your whole shares and to sell any fractional share and to remit the net proceeds to you.

COSTS

30.	Are there any expenses to participants in connection with purchases under the plan?

          No. You will not incur any brokerage commissions, service charges or other fees for purchases made under the plan. We will pay all costs of administration of the plan. If we elect to purchase shares under the plan on the open market, we will pay the brokerage commissions for the purchase.

VOTING OF SHARES HELD
UNDER THE PLAN

31.	Will participants be entitled to vote at meetings of shareholders?

          Yes. Shares of common stock held for your plan account will be voted in the same manner as if the common stock was registered in your own name. You will continue to receive proxy materials from us and will be able to direct your voting by properly executing the proxy card enclosed with such materials or voting on the Internet or by telephone by following the instructions in those materials. Common stock credited to your account may also be voted in person at the meeting.

TAX CONSEQUENCES

32.	What are the federal income tax consequences of participation in the plan?

          You should consult your personal tax advisor with specific reference to your own tax situation and potential changes in the applicable law as to all federal, state, local, foreign and other tax matters in connection with the reinvestment of dividends and purchases of common stock under the plan, your tax basis and holding period for common stock acquired under the plan and the character, amount and tax treatment of any gain or loss realized on the disposition of common stock. If you do not reside in the United States, your income tax consequences may vary from jurisdiction to jurisdiction. The following is only a brief summary of some of the federal income tax considerations applicable to the plan.

          In the case of common stock purchased by the plan administrator from us, you will be treated for federal income tax purposes as receiving ordinary income equal to the full amount of the cash dividends payable on both the shares registered in your own name and the shares held in your plan account, even though the amount of dividends reinvested is not actually received in cash but instead is applied to the purchase of common stock for your plan account. In the case of any common stock purchased by the plan administrator in open-market transactions, the amount of dividends received by you will include the full amount of the cash dividends payable on both the shares registered in your own name and the shares held in your plan account, and a pro rata share of the brokerage commissions we have paid in connection with the plan administrator’s purchase of the common stock on your behalf. In short, you will have the same federal income tax obligations with respect to the shares of common stock purchased with your dividends as do the holders of common stock who are not participating in the plan.

          If you make an optional cash payment under the plan, you will recognize ordinary income equal to a pro rata share of brokerage commissions we pay on your behalf if the common stock is acquired by the plan administrator in an open-market transaction.

          The tax basis of your common stock acquired under the plan is equal to the price per share of common stock, plus your pro rata share of any brokerage commissions we have paid. Your holding period for common stock purchased under the plan generally will begin on the date following the date on which the common stock is credited to your account.

          In general, any dividend reinvested under the plan is not subject to federal income tax withholding. We or the plan administrator may be required, however, to deduct as “backup withholding” 28% of all dividends paid to you regardless of whether such dividends are reinvested pursuant to the plan. Similarly, the plan administrator may be required to deduct backup withholding from all proceeds of sales of common stock held in your plan account. You are subject to backup withholding if: (a) you have failed to properly furnish to us and the plan administrator your correct tax identification number, (b) the Internal Revenue Service or a broker notifies us or the plan administrator that the tax identification number furnished by you is incorrect, (c) the Internal Revenue Service or a broker notifies us or the plan administrator that backup withholding should be commenced because you failed to report properly dividends paid to you or (d) when required to do so, you failed to certify under penalties of perjury that you are not subject to backup withholding. Backup withholding amounts will be withheld from dividends before such dividends are reinvested under the plan. Therefore, if you are subject to backup withholding, dividends to be reinvested under the plan will be reduced by the backup withholding amount.

          Participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities generally are subject to a withholding tax on dividends, if any, paid on shares held in the plan. Where applicable, this withholding tax generally is imposed at the rate of 30%; but this rate may be reduced by treaty between the U.S. and the country in which the participant resides. In the case of foreign shareholders whose dividends are subject to United States federal withholding, the plan administrator will reinvest dividends less the amount of tax required to be withheld.

          We cannot refund amounts withheld. Participants subject to withholding should contact their tax advisors or the IRS for additional information.

          You will recognize a gain or loss upon receipt of a cash payment for a fractional share of common stock credited to your plan account (see Question 26) or when the common stock held in that account is sold at your request (see Question 28). You will also recognize a gain or loss upon your disposition of shares of common stock received from the plan. The amount of any such gain or loss will be the difference between the amount received for the whole or fractional shares of common stock and the tax basis of the common stock. Generally, gain or loss recognized on the disposition of common stock acquired under the plan will be treated for federal income tax purposes as (i) a long-term capital gain or loss if the common stock has been held for more than one year or (ii) a short-term capital gain or loss if the common stock has been held for one year or less.

OTHER INFORMATION

33.	What happens if we issue a stock dividend or declare a stock split?

          In the event of a stock split or a stock dividend payable in shares of common stock, the plan administrator will receive and credit to your plan account the applicable number of whole and/or fractional shares of common stock based both on the number of shares of common stock held in your plan account and the number of shares that are registered in your name as of the record date for the stock dividend or split.

          Transaction processing may be curtailed or suspended until the completion of any stock split, stock dividend or corporate action.

34.	What happens if we have a rights offering?

          No preemptive rights attach to the common stock. If we have a rights offering in which separately tradeable and exercisable rights are issued to registered holders of common stock, the rights attributable to shares of common stock held in your plan account will be issued to the plan administrator who will sell such rights, credit your account in proportion to the whole and fractional shares held in the account on the record date for the rights offering and apply the proceeds to the purchase of additional shares of common stock.

35.	What are the responsibilities of Regency Centers Corporation and the plan administrator under the plan?

          Neither Regency nor the plan administrator is liable for any act done in good faith or for any good faith omission to act in administering the plan including, without limitation, any claim of liability (a) arising out of failure to terminate your account upon your death before receipt by the plan administrator of written notice of such death, (b) with respect to the prices and times at which common stock is purchased or sold for you or (c) with respect to any fluctuation in market value before or after any purchase or sale of common stock. In short, neither we nor the plan administrator can assure you of a profit or protect you against a loss on the shares of common stock purchased or sold under the plan.

          All notices from the plan administrator to you will be addressed to your last known address. You should notify the plan administrator promptly in writing of any change of address.

36.	May the plan be amended, modified, suspended or terminated?

          While we expect to continue the plan indefinitely, we may amend, modify, suspend or terminate the plan at any time; however, that no amendment, suspension, modification, or termination may have a retroactive effect that would prejudice your interests. Notice of any material amendment or modification, or of any suspension or termination, will be mailed to you within a reasonable time before its effective date.

37.	Who interprets and regulates the plan?

          We are authorized to issue such interpretations, adopt such regulations and take such action as we may deem reasonably necessary to effectuate the plan. Any action to effectuate the plan taken by us or the plan administrator in the good faith exercise of our judgment will be binding on you.

38.	What law governs the plan?

          The terms and conditions of the plan and its operation are governed by the laws of the State of Florida.

USE OF PROCEEDS

          The proceeds from the sale of common stock we sell pursuant to the plan will be used for general corporate purposes. We have no basis for estimating either the number of shares of common stock that will be sold pursuant to the plan or the prices at which such common stock will be sold. We will not receive any proceeds from purchases of common stock by the plan administrator in the open market or in negotiated transactions.

EXPERTS

          The consolidated financial statements and schedule of Regency Centers Corporation as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG LLP audits and reports on consolidated financial statements of Regency Centers Corporation issued at future dates, and consents to the use of their report thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon their report and said authority.

LEGAL MATTERS

          Certain legal matters, including the validity of the shares of common stock to which this prospectus relates, have been passed upon for us by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing the Company with respect to the plan beneficially owned approximately 6,926 shares of common stock as of the date of this prospectus.

You should rely only on the information contained in	111,237 Shares
     or incorporated by reference in this prospectus. We
     have not authorized any other person to provide you
     with different information. If anyone provides you
     with different or inconsistent information, you should
     not rely on it. We are not making an offer to sell these
     securities in any jurisdiction where the offer or sale is
     not permitted. You should assume that the
     information appearing in this prospectus and the
     documents incorporated by reference is accurate only
     as of their respective dates. Our business, financial
     condition, results of operations and prospectus may
have changed since those dates.

REGENCY CENTERS CORPORATION

_____________
PROSPECTUS
_____________
Common Stock
Dividend Reinvestment and
Stock Purchase Plan
July 31, 2007

DIVIDEND REINVESTMENT AND STOCK REPURCHASE PLAN

ENROLLMENT APPLICATION AND STOCKHOLDER AUTHORIZATION

Please enroll this account as follows:
Check one box only ([X])
If you do not check any box, then FULL DIVIDEND REINVESTMENT will be assumed.
[_] FULL DIVIDEND REINVESTMENT
Reinvest all dividends for this account.
[_] PARTIAL DIVIDEND REINVESTMENT
Reinvest dividends on __________ shares held by me in certificate form and on all shares held by you as agent and pay dividends in cash on any remaining shares held by me in certificate form.
[_] OPTIONAL CASH PAYMENTS ONLY (NO DIVIDEND
REINVESTMENT)
All dividends on shares registered in my name will be paid in cash.

I (We) hereby appoint American Stock Transfer & Trust Company as my (our) Agent under the terms and conditions of the Regency Centers Corporation Dividend Reinvestment and Stock Purchase Plan as described in the Prospectus which accompanied this form, to receive cash dividends and optional cash payments and apply them to the purchase of shares of Regency Centers Corporation common stock as indicated above.

NO INTEREST WILL BE PAID ON THE FUNDS HELD PENDING INVESTMENT.

This form, when completed and signed, should be mailed with your check (if making an optional cash purchase) to:

American Stock Transfer & Trust Company
c/o Regency Centers Corporation
P.O. Box 922, Wall Street Station, New York, New York 10269-0560
Attn: Dividend Reinvestment Department

SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER           [_][_][_][_][_][_][_][_][_]

I hereby warrant, under the penalty of perjury, that the number provided above is correct.

ACCOUNT ADDRESS ______________________________________________________________________________________
                                                STREET                                             CITY                                    STATE                            ZIP CODE

SIGNATURE(S) ____________________________________________________________________________________________
                                                                                                     All Joint Owners Must Sign

ATTACHED IS A CHECK FOR*	$	Minimum optional cash payment is $50 for stockholders of record and current plan participants.
Maximum optional cash payment is $10,000 per calendar quarter.
(for optional cash purchases only)

*   Please make check payable to: American Stock Transfer and Trust Company